[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS]
                                                             CHRISTOPHER W. CARR
                                                                  DANIEL W. CARR
                                                                  JOHN J. COATES
                                                                 KEVIN M. COATES
                                                                    H. ALAN DILL
                                                                  ROBERT A. DILL
455 SHERMAN STREET, SUITE 300                                     THOMAS M. DUNN
DENVER, COLORADO 80203                                         JOHN A. HUTCHINGS
PHONE: 303-777-3737                                               STEPHEN M. LEE
FAX: 303-777-3823                                              FAY M. MATSUKAGE*
                                                             ROBERT S. McCORMACK
                                                                BRUCE D. PRINGLE
                                                             DEAN M. SMURTHWAITE
                                                                  ADAM P. STAPEN
                                                                  JON STONBRAKER
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                    PATRICK D. TOOLEY
                                                        *Also licensed in Nevada



DIRECT DIAL:  (303) 282-4128
E-MAIL:  rmccormack@dillanddill.com

January 11, 2007

Mr. Patrick Gilmore, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

RE:      CHINA WIRELESS COMMUNICATIONS, INC.
         ITEM 4.01 FORM 8-K FILED JANUARY 9, 2007
         FILE NUMBER:  333-49388

Dear Mr. Gilmore:

On behalf of China Wireless Communications, Inc. (the "Company" or "Registrant"), we are submitting responses to comments set forth in your letter of January 9, 2007. The comments are set forth below in bold font, followed by the Company's responses.

ITEM 4.01 FORM 8-K FILED JANUARY 9, 2007

1. WE NOTE IN YOUR DISCLOSURE THAT THERE WERE NO DISAGREEMENT WITH YOUR FORMER ACCOUNTANT OR ANY REPORTABLE EVENTS DURING THE YEARS ENDING DECEMBER 31, 2005 AND 2004 AND THROUGH THE SUBSEQUENT INTERIM PERIOD ENDING DECEMBER 31, 2006. THE DISCLOSURE SHOULD STATE WHETHER DURING THE REGISTRANT'S TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD THROUGH THE DATE OF DISMISSAL (JANUARY 3, 2007) THERE WERE ANY DISAGREEMENTS WITH THE FORMER ACCOUNTANT ON ANY MATTER OF ACCOUNTING PRINCIPLES OR PRACTICES, FINANCIAL STATEMENT DISCLOSURE, OR AUDITING SCOPE OR PROCEDURE, WHICH DISAGREEMENT(S), IF NOT RESOLVED TO THE SATISFACTION OF THE FORMER ACCOUNTANT, WOULD HAVE CAUSED IT TO MAKE REFERENCE TO THE SUBJECT MATTER OF THE DISAGREEMENT(S) IN CONNECTION WITH ITS REPORTS. REVISE YOUR 8-K TO DISCLOSE WHETHER THERE WERE ANY DISAGREEMENTS DURING THE YEARS ENDING DECEMBER 31, 2005 AND 2004 UP THROUGH THE DATE OF DISMISSAL (JANUARY 3,
2007). IN THE EVENT OF DISAGREEMENT(S) AND/OR REPORTABLE EVENTS, PROVIDE THE SPECIFIC DISCLOSURES REQUIRED BY ITEM 304(A)(I)(IV) OF REGULATION S-B.

COMPANY RESPONSE: Complied. The Form 8-K should have reflected that during the fiscal years ended December 31, 2005 and 2004 and the subsequent interim period up through the date of

Mr. Patrick Gilmore, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 11, 2007
Page 2



dismissal (January 3, 2007), there were no disagreements with Bongiovanni, the Registrant's former accountant, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Bongiovanni, would have caused Bongiovanni to make reference thereto in its report on the Registrants financial statements for such years. Further, there were no reportable events as described in Item 304(a)(1)(iv)(B) of Regulation S-B occurring within the Registrant's two most recent fiscal years and the subsequent interim period up through the date of dismissal (January 3, 2007).

This change has been made.  See page two of the Form 8-K/A filed via EDGAR.

2. WE ALSO NOTE YOU ENGAGED A NEW ACCOUNTANT ON JANUARY 3, 2007 AND THAT YOU DID NOT CONSULT WITH YOUR NEW ACCOUNTANT DURING THE TWO MOST RECENT FISCAL YEARS THROUGH THE SUBSEQUENT INTERIM PERIOD ENDING DECEMBER 31, 2006. SIMILAR TO THE PREVIOUS COMMENT, REVISE YOUR 8-K TO DISCLOSE WHETHER THERE WERE ANY CONSULTATIONS WITH YOUR NEW ACCOUNTANTS DURING THE YEARS ENDING DECEMBER 31, 2005 AND 2004 UP THROUGH THE DATE OF ENGAGEMENT (JANUARY 3, 2007).

COMPANY RESPONSE: Complied. The Form 8-K should have reflected that during the Registrant's two most recent fiscal years and the subsequent interim period up through the date of engagement (January 3, 2007), neither the Registrant nor anyone on its behalf consulted Sherb, the Registrant's new accountant, regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Registrant's financial statements. Further, Sherb has not provided written or oral advice to the Registrant that was an important factor considered by the Registrant in reaching a decision as to any accounting, auditing or financial reporting issues.

This change has been made.  See page two of the Form 8-K/A filed via EDGAR.

3. TO THE  EXTENT  THAT YOU MAKE  CHANGES  TO THE  FORM 8-K TO  COMPLY  WITH OUR
COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANTS STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN YOUR REVISED FORM 8-K.

COMPANY RESPONSE: Complied. See the revised Exhibit 16 letter from Bongiovanni and Associates dated January 11, 2007.

GENERAL

         IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE, IN WRITING, A STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT:

   o     THE COMPANY  IS RESPONSIBLE FOR THE  ADEQUACY OF THE DISCLOSURES IN THE
         FILING;

Mr. Patrick Gilmore, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 11, 2007
Page 3



   o STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND

   o THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

         Response: Complied. See the attached letter of acknowledgement from the Company.

Please contact the undersigned if you should have any additional questions.

Sincerely,

/s/ ROBERT S. MCCORMACK

Robert S. McCormack

Enclosures

cc:      China Wireless Communications, Inc.
         Bongiovanni and Associates

CHINA WIRELESS COMMUNICATIONS, INC.




January 11, 2007



Mr. Patrick Gilmore, Staff Accountant
Division of Corporation Finance U.S.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

RE:      CHINA WIRELESS COMMUNICATIONS, INC.
         ITEM 4.01 FORM 8-K FILED JANUARY 9, 2007
         FILE NUMBER:  333-49388

Dear Mr. Gilmore:

In connection with responding to comments set forth in your letter of January 9, 2007, China Wireless Communications, Inc. (the "Company") hereby acknowledges that:

   1. The Company is responsible for the adequacy of the disclosures in the filing;

   2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      China Wireless Communications, Inc.,
                                      a Nevada corporation


                                      By:  /s/ PEDRO E. RACELIS III
                                         ---------------------------------------
                                          Pedro E. Racelis III
                                          President, Chairman of the Board,
                                          Chief Executive Officer and Chief
                                          Financial Officer





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